UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-12961
INPUT/OUTPUT, INC.
(Exact name of registrant as specified in its charter)
2105 CITYWEST BLVD., SUITE 400, HOUSTON, TX 77042-2839
TELEPHONE: (281) 933-3339
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
RIGHTS TO PURCHASE SERIES A PREFERRED STOCK
(Title of each class of securities covered by this Form)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Input/Output, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2007	INPUT/OUTPUT, INC.
	By:	/s/ ROBERT P. PEEBLER
Robert P. Peebler
President and Chief Executive Officer